Ellen German Berndt Associate General Counsel And Corporate Secretary 614-225-4382 Fax 614-225-7495 ellen.berndt@hexion.com

June 8, 2009

By EDGAR, U.S. Mail and Facsimile to (703)813-6968

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010
Attention:	Dietrich King
Jay Ingram

Re:	Hexion Specialty Chemicals, Inc.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 11, 2009

File No. 001-00071

Gentlemen:

Set forth below are the responses of Hexion Specialty Chemicals, Inc. (the “Company” or “Hexion”) to the comment letter of the staff (the “Staff”) dated May 12, 2009 with respect to the above-referenced Form 10-K (the “10-K”).

For your convenience, we have set forth below the Staff’s comment in bold typeface followed by the Company’s response thereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the 10-K.

Item 15 - Exhibits and Financial Statement Schedules, page 121

1.	We note your response to comment one in our letter dated April 15, 2009, particularly your explanation as to why you have omitted the schedules and exhibits to Exhibits 10.50, 10.54, 10.59, 10.60, 10.61 and 10.64. As there does not appear to be an appropriate basis for omitting these schedules and exhibits, please file them promptly.

Please ensure that in future filings your exhibit index does not contain expired or supplanted exhibits or inappropriate references to the filing exclusion contained in Item 601(b)(2) of Regulation S-K for certain schedules and exhibits to any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement.

U.S. Securities and Exchange Commission

Pursuant to the Staff’s comment and subsequent conversations with the Staff, Hexion will file, with its next Quarterly Report on Form 10-Q, the entire agreements, including schedules and exhibits, with respect to (i) its Second Amended and Restated Credit Agreement dated as of November 3, 2006 (Exhibit 10.59), (ii) its Incremental Facility Amendment and Amendment No. 1 to the Second Amended and Restated Credit Agreement dated as of June 15, 2007 (Exhibit 10.60), (iii) its Second Incremental Facility Amendment to the Second Amended and Restated Credit Agreement dated as of August 7, 2007 (Exhibit 10.61) and (iv) its Credit Agreement dated as of March 3, 2009 (Exhibit 10.64).

Pursuant to discussions between our counsel and the Staff, Hexion will not file the schedules and exhibits to (i) its Credit Agreement dated as of May 31, 2005 (Exhibit 10.50) and (ii) its Amended and Restated Credit Agreement dated as of May 5, 2006 (Exhibit 10.54), as these two agreements were superseded by the Second Amended and Restated Credit Agreement dated as of November 3, 2006. Hexion will remove references to the May 2005 Credit Agreement and the May 2006 Credit Agreement from the Exhibit list to its 2009 Form 10-K, as these agreements are no longer in force or material to the Company.

We welcome the opportunity to discuss this matter with you and provide further explanation at your earliest convenience, if necessary. In the meantime, please do not hesitate to contact the undersigned at (614) 225-4382 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Ellen German Berndt
Ellen German Berndt
Associate General Counsel and
Corporate Secretary